

Mail Stop 7010

July 26, 2007

via U.S. mail and facsimile

Michael Caliel, Chief Executive Officer
Integrated Electrical Services, Inc.
1800 West Loop South, Suite 500
Houston, Texas 77027-3233

> **RE:** **Integrated Electrical Services, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2006**
> **Filed December 21, 2006**
> **File No. 001-13783**

Dear Mr. Caliel:

We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 30, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

General, page 20

Financing, page 23

1. We note that the Revolving Credit Facility and the Term Loan contain affirmative, negative and financial covenants. As such, please include a discussion in future filings of your material financial debt covenants, which states the minimum or maximum required ratio amounts as compared to the actual ratio amounts for the most recent period presented, unless management believes that the likelihood of default is remote. Refer to Section 501.03 of the Financial Reporting Codification for guidance. Please state whether or not you were in compliance with the financial covenants for each of your debt instruments for the most recent period. Please confirm to us that you did not violate any of your debt covenants as of September 30, 2006 or as of June 30, 2007. Finally, please disclose the amount available under the Revolving Credit Facility without violating any of your existing debt covenants.

2. We note that you combined the results of operations for the predecessor and successor periods. On pages 20, 51 and 53, you state, "…our financial information for the Successor is presented on a basis different from, and is therefore not comparable to, our financial information for the Predecessor for the period ended and as of April 30, 2006 or for the prior periods." In future filings, please remove such presentation, as it is not contemplated by Article 11 of Regulation S-X and represents non-GAAP financial information that does not comply with Item 10(e) of Regulation S-K. Refer to footnote 2 to paragraph 40 of SOP 90-7 for additional guidance. Please note that you should fully discuss each of the predecessor and successor periods presented by addressing any material items, events, transactions, et cetera that occurred in each period in accordance with Item 303 of Regulation S-K.

Results of Operations, page 28

3. In future annual and quarterly filings, please substantially revise your discussion and analysis for your results of operations for each period presented to address the following:

- Provide a more detailed analysis of the factors that impact the areas comprising your income from continuing operations, including a complete discussion of known trends or anticipated trends that are and/or may continue to have on your results of operations. Your discussion and analysis is to provide investors with sufficient information to understand the historical trends and the expectations for the future as seen through the eyes of management. Refer to Item 303(A)(3) and the instructions thereto of Regulation S-K and Sections 501.04 and 501.12 of the Financial Reporting Codification for guidance. Examples include, but are not limited to, the following:

  o You state that residential revenues increased for fiscal year 2006 as compared to 2005 due to increased demand for new single-family and multi-family housing in the markets you serve. Your discussion and analysis should provide a comprehensive explanation as to why demand has increased including an analysis by market. If demand in any of the markets you served declined, you should provide an analysis of those markets as well.
  o You state that the increase in commercial and industrial segment's revenues was due in part to increased commodity prices. Your discussion should clearly explain how an increase in a commodity price results in an increase in your revenues.
  o In your March 31, 2007 Form 10-Q you attribute the increase in your commercial and industrial segment's gross profit margin to better execution on new contracts. Provide a more comprehensive explanation as to how you were able to better execute new contracts, whether you expect this trend to continue in the future, and the impact contracts already in progress had on your gross profit margin.
  o Please include a rollforward of your contract loss reserve that separately presents newly recognized contract losses and adjustments made to previously recognized contract losses.
  o Please include a discussion and analysis of your outstanding unapproved change orders and claims that explain the status and why you believe costs incurred to date are recoverable. Such discussion should address the amount included in costs and estimated earnings in excess of billings on uncompleted contracts and the amount of revenue recognized related to your unapproved change orders.

- Quantify the impact of each factor you identify when multiple and offsetting factors contribute to fluctuations. For example, quantify the impact price increases have on your revenues and the impact the increased in raw material costs exceeded the amount passed on to customers.. Refer to Item 303(A)(3)(iii) of Regulation S-X and Section 501.04 of the Financial Reporting Codification for guidance. To the extent price increases relate to increased costs, also quantify the impact to gross profit.

Please note that this is not meant to represent an all-inclusive list of where your MD&A could be improved. There are many areas that we are not specifically identifying that need to have further analysis throughout your current discussion.

Consolidated Statements of Cash Flows, page 50

4. We note that you have included cash payments related to reorganization items as financing activities. Please provide us with the components of this line item for the seven months ended April 30, 2006 and the five months ended September 30, 2006, including an explanation as to how you determined each of these components are financing activities. Please cite the authoritative literature that supports your accounting. Refer to paragraph .31 of SOP 90-7.

4. Summary of Significant Accounting Policies, page 57

Property and Equipment, page 58

5. We note your policy to recognize gains and losses on the disposition of property and equipment within the caption, "Other, net," which is located below income (loss) from operations. In future filings, please reclassify such gains or losses to be included within income (loss) from operations and revise your stated policy to comply with paragraph 45 of SFAS 144.

Revenue Recognition, page 60

6. In future filings, please revise your services performed and construction contracts revenue recognition policy to disclose the types of services each type of revenue recognition includes. In this regard, on page 4, you disclose that you offer (a) electrical contracting services, (b) low voltage contracting services, (c) utility services, and (d) maintenance services. Please also disclose the percentage of revenues you recognized in each period for each of your three revenue recognition policies. Please provide us with the disclosure you intend to include in future filings.

7. We note that you recognize revenue on unsigned change orders when you have written notices to proceed and where collection is deemed probable. In future filings, please revise your policy to clarify that you are recognizing revenue on unapproved change orders in price and/or scope in accordance with paragraphs 61-62 and 65-67 of SOP 81-1. Please provide us with the disclosure you intend to include in future filings.

8. In future filings, please expand your revenue recognition policy to address the following:

- The general nature and terms of your construction contracts (e.g. firm fixed price, time-and-materials, and cost-plus);
- How the nature of these contracts impact your accounting;
- Your method for recognizing claim revenues and costs;
- The amount of revenue attributable to claims and unapproved change orders, if material, for each period presented;
- How you recognize revenues and costs when combining and segmenting contracts, if applicable. If you do combine and/or segment your contracts under SOP 81-1, tell us the magnitude of these transactions.; and
- How you account for indirect costs.

Refer to SOP 81-1 and the AICPA Audit and Accounting Guide for Construction Contractors for guidance.

Earnings per Share, page 63

9. We note that you have allocated net income (loss) from continuing operations, net income (loss from discontinued operations, and net income between common shareholders and restricted shareholders. Please tell us how you determined such presentation is appropriate. Please also tell us how you are reflecting vested restricted stock in your calculation of basic and diluted earnings per share and the nature of the restriction. For each of these presentation issues, please tell us the authoritative literature that supports your accounting. Refer to paragraphs 8-9, 10, 20, 30-35, and 60-61 of SFAS 128 for guidance.

Note 16 – Commitments and Contingencies, page 88

Other Commitments and Contingencies

10. We note your disclosure regarding the $3.8 million of back charges from a customer. Based on your disclosure it appears that you have determined $1.4 million of the back charges is probable. However, it is unclear how you accounted for the $1.4 million on your consolidated financial statements. Refer to paragraph 77 of SOP 81-1. In this regard, the collectibility/realizability of your accounts receivable and costs and estimated earnings in excess of billings on uncompleted contracts should be assessed separately from any probable loss contingency. Please advise and revise your disclosure in future filings, as appropriate.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information.

Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence Tracey Houser at (202) 551-3736 or, me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief